UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-26734

SANDISK CORPORATION

(Exact name of registrant as specified in its charter)

951 SanDisk Drive, Milpitas, California 95035

Tel: (408) 801-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value

Rights to Purchase Series A Junior Participating Preferred Stock

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class of Security	Number of Holders of Record
Common Stock, $.001 par value	One
Rights to Purchase Series A Junior Participating Preferred Stock	One

* On May 12, 2016, Western Digital Technologies, Inc. (“Western Digital Technologies”), a wholly-owned subsidiary of Western Digital Corporation (“Western Digital” or the “Company”), completed its previously announced acquisition of SanDisk Corporation (“SanDisk”). Pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of October 21, 2015, among Western Digital, Schrader Acquisition Corporation (“Merger Sub”) and SanDisk (the “Merger Agreement”), Merger Sub merged with and into SanDisk, with SanDisk continuing as the surviving corporation (the “Merger”). As a result of the Merger, SanDisk became a wholly-owned indirect subsidiary of Western Digital.

Pursuant to the requirements of the Securities Exchange Act of 1934, SanDisk Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 23, 2016	By:	/s/ Michael C. Ray
		Name:	Michael C. Ray
		Title:	President and Secretary